                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 33-92860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan as Amended and Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Borg-Warner Automotive, Inc.
       200 South Michigan Avenue
       Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedule as of December 31, 1996 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION,
MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

Financial Statements as of
December 31, 1996 and 1995 and for the
Year Ended December 31, 1996 and
Supplemental Schedule as of
December 31, 1996 and
Independent Auditors' Report

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
    December 31, 1996 and 1995                                              2

  Statement of Changes in Net Assets Available for Benefits,
    Year Ended December 31, 1996                                            3

  Notes to Financial Statements,
    Years Ended December 31, 1996 and 1995                                 4-10

SUPPLEMENTAL SCHEDULE:

  Item 27a - Schedule of Assets Held for Investment Purposes,
    December 31, 1996                                                      11


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Diversified Transmission
Products Corporation, Muncie Plant Local 287
Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 16, 1997

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
(IN THOUSANDS)
--------------------------------------------------------------------------------
                                                     1996                 1995
ASSETS:
  Investment in Master Trust                         $44,379            $35,881

LIABILITIES:
  Other payable                                          (19)
                                                     -------            -------

NET ASSETS AVAILABLE FOR BENEFITS                    $44,360            $35,881
                                                     =======            =======
See notes to financial statements.

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS:
  Investment income from Master Trust (Note 4):
    Net appreciation in fair value of investments                 $ 2,543
    Interest income                                                    26
    Dividend income                                                 2,821
                                                                  -------
      Total investment income                                       5,390
  Contributions from participants (Note 1)                          3,414
  Contributions from the Company (Note 1)                           1,331
                                                                  -------
      Total additions                                              10,135
DEDUCTIONS FROM NET ASSETS:
  Participants' withdrawals                                         1,603
  Transfers to other Borg-Warner Automotive, Inc. Plans                30
  Miscellaneous expense                                                23
                                                                  -------
      Total deductions                                              1,656
                                                                  -------
NET INCREASE                                                        8,479
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year              35,881
                                                                  -------
NET ASSETS AVAILABLE FOR BENEFITS - End of year                   $44,360
                                                                  =======


See notes to financial statements.

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

1. DESCRIPTION OF PLAN

   The following description of the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   GENERAL - The Plan is a participating plan under the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust"). The plan sponsor is the Muncie Plant of Borg-Warner Automotive Diversified Transmission Products Corporation (the "Company"), a subsidiary of Borg-Warner Automotive, Inc. (the "Corporation").

   The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   ELIGIBILITY - Hourly employees of the Company, who are covered by the collective bargaining agreement between the Company and UAW Local 287, may participate in the Plan if they were employed on September 7, 1989 and have attained the earlier of (i) seniority as defined in the collective bargaining agreement, or (ii) one year of vested service with the Company provided, however, such employee is not a participant in the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan.

   PARTICIPANT'S ACCOUNTS - The following accounts are established for each participant in the Plan:

   Matched Contribution Account - Participants may voluntarily contribute on a pretax basis from one to six percent of their compensation to this account. The Company makes contributions equal to 50 percent of such participants' contributions.

   Savings Account - Participants may voluntarily contribute from one to ten percent of their compensation to this account. No Company contributions are made to this account.

   MASTER TRUST - Participants may elect to invest their Matched Contribution Account and Savings Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Loan Fund and Pending Account which are not fund elections available to participants. The funds of the Master Trust are as follows:

   Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

   Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

   Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets is invested in high-quality money market instruments and financial futures contracts.

   The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

   Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

   Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option of the Master Trust effective October 1, 1995.

   Loan Fund - Invests in Plan participant loans. Participant borrowings increase the fund balance and principal repayments decrease the fund balance with proceeds reinvested in participant-directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

   Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions, and (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds under the Master Trust are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:


                                               DECEMBER 31, 1996
                                             NUMBER      NET ASSET
                                               OF          VALUE
                                              UNITS      PER UNIT

   Investment Contracts Fund                4,850,056     $ 1.00
   Putnam Voyager Fund                      1,010,633      16.27
   Putnam S&P 500 Index Fund                  314,496      17.01
   The George Putnam Fund of Boston           975,761      16.42
   Borg-Warner Automotive, Inc. Stock Fund     21,254      38.50
   Putnam Income Fund                          95,863       7.01

                                                DECEMBER 31, 1995
                                                NUMBER      NET ASSET
                                                  OF          VALUE
                                                 UNITS      PER UNIT
     Investment Contracts Fund                4,692,593     $ 1.00
     Putnam Voyager Fund                        832,901      15.34
     Putnam S&P 500 Index Fund                  293,787      13.88
     The George Putnam Fund of Boston           855,413      15.52
     Borg-Warner Automotive, Inc. Stock Fund      9,936      32.00
     Putnam Income Fund                          77,468       7.23

   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Plant contributions vest 100 percent upon completion of five years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from the Matched Contribution Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. No loans are permitted from the Matched Contribution Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.2 percent and 6.9 percent for the years ended December 31, 1996 and 1995, respectively. The Investment Contracts Fund is fully benefit-responsive. The loans to participants are valued at cost plus accrued interest which approximates fair value. Investments in all other funds are stated at market value as reported by the Trustee.


   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. TAX STATUS

   The Plan obtained a determination letter, dated September 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended through March 12, 1995, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Carrying value of Plan investments in the Master Trust as of December 31, 1996 and 1995, investment income from the Master Trust, contributions from participants, contributions from the Company, and participants' withdrawals are as follows:


                                                                                            DECEMBER 31
                                                                                    1996                    1995
   Carrying value of Plan investments in the Master Trust (in thousands):
     Investment Contracts Fund                                                     $ 4,850  *               $4,693  *
     Putnam Voyager Fund                                                            16,443  *               12,777  *
     Putnam S&P 500 Index Fund                                                       5,350  *                4,078  *
     The George Putnam Fund of Boston                                               16,022  *               13,276  *
     Borg-Warner Automotive, Inc. Stock Fund                                           818                     318
     Putnam Income Fund                                                                672                     560
     Loan Fund                                                                         223                     144
     Pending Account                                                                     1                      35
                                                                                   -------                 -------
   Total                                                                           $44,379                 $35,881
                                                                                   =======                 =======
   *Represents 5% or more of Plan assets


   Net appreciation (depreciation) in the carrying value of investments of the Master Trust for the year ended December 31, 1996 (in thousands):
     Putnam Voyager Fund                                                                                   $   706
     Putnam S&P 500 Index Fund                                                                                 957
     The George Putnam Fund of Boston                                                                          800
     Borg-Warner Automotive, Inc. Stock Fund                                                                   101
     Putnam Income Fund                                                                                        (21)
                                                                                                           -------
Total                                                                                                      $ 2,543
                                                                                                           =======



Interest income from the Master Trust
  for the year ended December 31, 1996 (in thousands):
  Loan Fund                                                         $    26
                                                                    -------
Total                                                               $    26
                                                                    =======
Dividend income from the Master Trust
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                         $   304
  Putnam Voyager Fund                                                 1,020
  The George Putnam Fund of Boston                                    1,439
  Borg-Warner Automotive, Inc. Stock Fund                                11
  Putnam Income Fund                                                     47
                                                                    -------
Total                                                               $ 2,821
                                                                    =======
Contributions from participants
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                         $   389
  Putnam Voyager Fund                                                 1,263
  Putnam S&P 500 Index Fund                                             454
  The George Putnam Fund of Boston                                    1,184
  Borg-Warner Automotive, Inc. Stock Fund                                65
  Putnam Income Fund                                                     59
                                                                    -------
Total                                                               $ 3,414
                                                                    =======
Contributions from the Company
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                         $   159
  Putnam Voyager Fund                                                   460
  Putnam S&P 500 Index Fund                                             180
  The George Putnam Fund of Boston                                      487
  Borg-Warner Automotive, Inc. Stock Fund                                23
  Putnam Income Fund                                                     22
                                                                    -------
Total                                                               $ 1,331
                                                                    =======
Participants' withdrawals
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                         $   402
  Putnam Voyager Fund                                                   345
  Putnam S&P 500 Index Fund                                             119
  The George Putnam Fund of Boston                                      704
  Borg-Warner Automotive, Inc. Stock Fund                                13
  Putnam Income Fund                                                     19
  Loan Fund                                                               1
                                                                    -------
Total                                                               $ 1,603
                                                                    =======

5. MASTER TRUST

    The plans participating in the Master Trust as of December 31, 1996 are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), the Borg-Warner Automotive Powertrain Systems Corporation, Seneca Plant Retirement Savings Plan ("SRSP"), the Borg-Warner Automotive Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan ("GRSP"), and the Borg-Warner Automotive Air/Fluid Systems Corporation of Michigan, Warren Savings Plan ("WSP"). During 1996, the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP") was renamed as the Borg-Warner Automotive Air/Fluid Systems Corporation Retirement Savings Plan ("AFSRSP") and the Borg-Warner Retirement Savings Plan, Blytheville Plant was merged into the AFSRSP.

    Each plan's interest in the net assets of the Master Trust as of December 31, 1996 and 1995 is as follows:


                                                      PERCENT OF MASTER TRUST NET ASSETS
                                                              DECEMBER 31, 1996
             -----------------------------------------------------------------------------------------------------------------------
             INVESTMENT      PUTNAM         PUTNAM         GEORGE       BWA INC.       PUTNAM
 NAME        CONTRACTS       VOYAGER        S&P 500        PUTNAM        STOCK         INCOME           LOAN      PENDING   TOTAL
OF PLAN        FUND           FUND        INDEX FUND        FUND          FUND          FUND            FUND      ACCOUNT    PLAN
BWARSP          21.51%        22.04%         9.33%          19.67%         4.01%        1.17%             .80%        .07%   78.60%
IRSP             1.49          1.40           .58            1.26           .45          .02              .07         .00     5.27
AFSRSP            .72           .88           .35             .83           .36          .09              .03         .01     3.27
MRSP              .07           .36           .15             .40           .08          .00              .04         .00     1.10
MRIP             1.20          4.06          1.32            3.96           .20          .17              .05         .00    10.96
SHSP              .02           .06           .03             .07           .04          .00              .01         .00      .23
CRSP              .01           .03           .02             .03           .01          .00              .00         .00      .10
RRSP              .01           .14           .05             .07           .06          .01              .01         .00      .35
PRSP              .01           .01           .01             .01           .00          .00              .00         .00      .04
SRSP              .00           .00           .00             .00           .00          .00              .00         .00      .00
GRSP              .01           .02           .01             .01           .00          .01              .00         .00      .06
WSP               .00           .01           .01             .00           .00          .00              .00         .00      .02
                -----         -----         -----           -----          ----         ----             ----        ----   ------
Total           25.05%        29.01%        11.86%          26.31%         5.21%        1.47%            1.01%        .08%  100.00%
                =====         =====         =====           =====          ====         ====             ====        ====   ======


                                                      PERCENT OF MASTER TRUST NET ASSETS
                                                              DECEMBER 31, 1995
             -----------------------------------------------------------------------------------------------------------------------
             INVESTMENT      PUTNAM         PUTNAM         GEORGE       BWA INC.       PUTNAM
 NAME        CONTRACTS       VOYAGER        S&P 500        PUTNAM        STOCK         INCOME           LOAN      PENDING   TOTAL
OF PLAN        FUND           FUND        INDEX FUND        FUND          FUND          FUND            FUND      ACCOUNT    PLAN
BWARSP          26.94%        20.70%          8.10%         19.68%         3.37%         .77%            .73%        .11%     80.40%
IRSP             1.72          1.28            .48           1.20           .42          .01             .06         .00       5.17
DRSP              .50           .42            .08            .37           .13          .00             .01         .00       1.51
BRSP              .23           .21            .09            .23           .08          .00             .01         .00        .85
MRSP              .09           .31            .13            .32           .07          .00             .04         .00        .96
MRIP             1.41          3.84           1.23           3.99           .10          .17             .04         .01      10.79
SHSP              .02           .02            .01            .03           .02          .00             .00         .00        .10
CRSP              .01           .02            .02            .02           .01          .00             .00         .00        .08
RRSP              .01           .03            .01            .02           .03          .00             .00         .00        .10
PRSP              .01           .01            .01            .01           .00          .00             .00         .00        .04
                -----         -----         -----           -----          ----         ----             ----        ----   ------
Total           30.94%        26.84%         10.16%         25.87%         4.23%        .95%             .89%        .12%    100.00%
                =====         =====         =====           =====          ====         ====            ====        ====     ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1996 and 1995 and components of investment income for the Master Trust for the year ended December 31, 1996 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the carrying value of investments of the Master Trust as of December 31, 1996 and 1995 and the components of investment income for the Master Trust for the year ended December 31, 1996:



                                                                      DECEMBER 31
                                                                1996              1995
   Carrying value of investments (in thousands):
     Investment Contracts Fund                                $101,350          $102,880
     Putnam Voyager Fund                                       117,378            89,247
     Putnam S&P 500 Index Fund                                  48,014            33,768
     The George Putnam Fund of Boston                          106,454            86,070
     Borg-Warner Automotive, Inc. Stock Fund                    21,087            14,053
     Putnam Income Fund                                          5,934             3,204
     Loan Fund                                                   4,067             2,971
      Pending Account                                              341               422
                                                              --------          --------
   Total                                                      $404,625          $332,615
                                                              ========          ========


                                                                   YEAR ENDED DECEMBER 31, 1996
                                               -----------------------------------------------------------
                                                    NET APPRECIATION
                                                     (DEPRECIATION)
                                                   IN CARRYING VALUE         DIVIDEND         INTEREST
                                                     OF INVESTMENTS           INCOME           INCOME
   Investment income (in thousands):
     Investment Contracts Fund                                           $ 6,304
     Putnam Voyager Fund                                 $ 4,602           7,307
     Putnam S&P 500 Index Fund                             8,274
     The George Putnam Fund of Boston                      5,158           9,429
     Borg-Warner Automotive, Inc. Stock Fund               3,193             299
     Putnam Income Fund                                     (106)            296
     Loan Fund                                                                                 $291
     Pending Account                                                           7
                                                         -------         -------               ----
   Total                                                 $21,121         $23,642               $291
                                                         =======         =======               ====


                                    ******
                                     - 10 -

                                                                        SCHEDULE

BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
PRODUCTS CORPORATION, MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------
                                                                        FAIR
                 DESCRIPTION                          COST              VALUE

INVESTMENT IN MASTER TRUST                           $42,335           $44,379
                                                     =======           =======

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



            BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION
            PRODUCTS CORPORATION MUNCIE PLANT LOCAL 287
            RETIREMENT INVESTMENT PLAN AS AMENDED AND RESTATED

Date: June 28, 1997     SIGNATURE              TITLE

            By:/s/      ROBIN J. ADAMS         Retirement Savings Plan Committee
                        --------------         Member

                        Robin J. Adams

                        WILLIAM C. CLINE       Retirement Savings Plan Committee
                        ----------------       Member

                        William C. Cline

                        GERALDINE KINSELLA     Retirement Savings Plan Committee
                        ------------------     Member

                        Geraldine Kinsella

                        REGIS J. TRENDA        Retirement Savings Plan Committee
                        ------------------     Member

                        Regis J. Trenda

                                 EXHIBIT INDEX

Exhibit Number                                             Page

(23.1)   Consent of Deloitte & Touche LLP